

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Mr. Timothy J. Shaheen
Chief Financial Officer
Cadiz Inc.
550 South Hope Street
Suite 2850
Los Angeles, CA 90071

> **Re: Cadiz Inc.**
> **Registration Statement on Form S-3**
> **Filed March 30, 2015**
> **File No. 333-203085**

Dear Mr. Shaheen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please reconcile your disclosure on the cover page as well as page 3 and 20 of the registration statement that you are registering 7,194,048 shares of your common stock with your disclosure in the fee table that you are registering 9,693,141 shares of your common stock. Also, your references to $53,458,000 of principal amount of the notes in note (4) to the fee table as well as on page 20 are unclear in light of your references to $40,726,000 of original principal amount of the notes on the cover page and pages 3 and 20. In addition, please ensure that your disclosure throughout the registration statement references all securities being registered; for example, the 250,000 shares issuable to selling stockholders upon the exercise of warrants are disclosed only in the footnotes to the fee table.

Selling Securityholders, page 20

2. The amounts you provide in the table do not reconcile with the accompanying footnote as it relates to the holdings of LC Capital Master Fund Ltd. Specifically, you indicate that 759,492 shares are held by this security holder in the footnote and yet the table indicates that 905,000 shares will be beneficially owned, and not sold, after this offering. Please reconcile.

3. Please clarify whether the selling securityholder Polygon Convertible Opportunity Master Fund is a registered broker-dealer or an affiliate of a broker dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the convertible promissory notes that are convertible into the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Information Incorporated by Reference, page 30

4. We note that you incorporate by reference your Form 10-K filed March 9, 2015, which, in turn, incorporates by reference portions of your definitive proxy statement, which has not yet been filed. Please either amend the Form 10-K to include the information you are required to provide pursuant to Part III or file the proxy statement in order to satisfy Item 12 of Form S-3. Please refer to Compliance and Disclosure Interpretations - Securities Act Forms Question 123.01, which can be found on our website, for additional guidance.

Exhibit 5.1 – Opinion

5. Please ask counsel to revise their opinion to refer to the specific number of shares being opined upon. Please also ask counsel to revise their opinion to limit the (y) assumptions provided in the 3rd paragraph to parties other than you rather than "all parties."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Timothy J. Shaheen
Cadiz Inc.
April 23, 2015
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Chris Cox, Esq.
        Daniel Zimmerman, Esq.